Exhibit 4.1
DESCRIPTION OF OUR CAPITAL STOCK
General
The following description summarizes the most important terms of our capital stock and certain provisions of the Maryland General Corporation Law (“MGCL”) that may be applicable to holders of the Corporation’s capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Charter, as amended and restated (the “Charter”), our Bylaws, as amended and restated the “Bylaws”), each of which are incorporated by reference as exhibits 3.1 and 3.2, respectively, to this Annual Report on Form 10-K, and certain applicable provisions of the MGCL. For a complete description of our capital stock, you should refer to our Charter, our Bylaws, and to the applicable provisions of the MGCL.
Our authorized capital stock consists of 250,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. Our Charter authorizes our Board of Directors to classify or reclassify shares of our capital stock in one or more classes or series, to cause the issuance of additional shares of our capital stock, and to amend our Charter without stockholder approval to increase or decrease the number of shares of stock that we have authority to issue.
Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to receive dividends out of funds legally available if our Board of Directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board of Directors may determine.
Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters properly submitted to a vote of stockholders on which holders of common stock are entitled to vote. We have not provided for cumulative voting for the election of directors in our Charter. The directors will be elected by a plurality of the outstanding shares entitled to vote on the election of directors.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions. Holders of our common stock are not be entitled to exercise any rights of an objecting stockholder under Title 3, Subtitle 2 of the MGCL, or any successor statute, unless otherwise determined by the Board of Directors.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Removal of Directors; Vacancies
Our Charter provides that, subject to the terms of any preferred stock that may be outstanding, a director may be removed by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors.
Our Charter provide that, subject to the terms of any preferred stock that may be outstanding, vacancies in our board of directors may be filled only by a majority vote of the remaining directors then in office, even if the remaining directors do not constitute a quorum.

Exhibit 4.1
Advance Notice of Stockholder Director Nominations and Proposals
Our Bylaws provide that stockholder nominations for directors or proposals for business at an annual or special stockholders meeting must comply with certain advance notice provisions set forth in our Bylaws.
Maryland Business Combination Act
We are subject to Subtitle 6 of Title 3 of the MGCL, the Maryland Business Combination Act. The Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer.
Maryland Control Share Acquisition Act
We are subject to Subtitle 7 of Title 3 of the MGCL, the Maryland Control Share Acquisition Act. Our bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our common stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such an offer.
Preferred Stock
Our Board of Directors is authorized, subject to limitations prescribed by Maryland law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our Board of Directors can also increase or decrease the number of shares of any series of preferred stock, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock or other series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

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